Exhibit 99.1

Cenovus cash flow increases 75% on improved refining results

Company continues strong execution of oil sands expansion plans

•     Cenovus generated cash flow of $939 million or $1.24 per share diluted in the second quarter of 2011.

•     Refining operating cash flow was $322 million during the quarter mainly due to improved refined product prices and higher throughput.

•     Foster Creek and Christina Lake combined oil sands production exceeded 58,000 barrels per day (bbls/d) net to Cenovus in the second quarter, slightly less than the same period a year earlier due to planned turnarounds.

•     Cenovus received partner approval for Foster Creek phases F, G and H and Christina Lake phase E.

•     Christina Lake phase C began injecting steam ahead of schedule with initial production expected in the third quarter.

•     Cenovus received approval to include capital investment from prior periods for Foster Creek expansion phases F, G and H in the facility’s existing royalty calculation. As a result, Foster Creek’s royalty expense was lowered by about $65 million in the second quarter.

•     Floods in southern Saskatchewan and wild fires in northern Alberta reduced conventional oil production.

•     Cenovus updated its 10-year strategic plan and now expects total oil production of 500,000 bbls/d net to the company by the end of 2021.

“We delivered strong financial performance in the second quarter as excellent refining results and higher crude oil prices contributed to substantial cash flow for the period,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “Our manufacturing approach to oil sands development is delivering performance above expectations and we are well positioned for sustained growth with seven new expansions either under construction or approved. These phases will add about 130,000 barrels per day of capacity for Cenovus.”

Financial & Production Summary
(for the period ended June 30) ($ millions, except per share amounts)	2011 Q2	2010 Q2	% change	2011 6 months	2010 6 months	% change
Cash flow[1] Per share diluted	939 1.24	537 0.71	75	1,632 2.15	1,258 1.67	30
Operating earnings[1] Per share diluted	395 0.52	143 0.19	176	604 0.80	496 0.66	22
Net earnings Per share diluted	655 0.86	183 0.24	258	702 0.93	708 0.94	-1
Capital investment	476	444	7	1,189	935	27
Production (before royalties)
Oil sands total (bbls/d)	58,253	58,726	-1	62,517	58,636	7
Conventional oil and NGLs total (bbls/d)	63,509	69,840	-9	66,999	70,915	-6
Total oil production (bbls/d)	121,762	128,566	-5	129,516	129,551	-
Natural gas (MMcf/d)	654	751	-13	654	762	-14

1 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

1

Calgary, Alberta (July 26, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) turned in a strong second quarter driven by increased refining margins as well as higher average sales prices for the company’s crude oil. Cenovus continues to achieve the milestones it has set to expand oil sands operations, advancing construction on existing projects and obtaining partner and regulatory approvals for additional phases at Foster Creek and Christina Lake to support forecast volume increases in the coming decade. In the second quarter, the company updated its strategic plan and now expects total oil production to increase to 500,000 bbls/d net by the end of 2021, a quadrupling from current levels, with 400,000 bbls/d expected to come from oil sands operations.

Overall second quarter oil production declined 5% due to several factors, both planned and unforeseen. As anticipated, turnarounds at Cenovus’s two currently producing oil sands properties resulted in a combined 1% decline in volumes compared with the same period a year earlier. Staff at Foster Creek and Christina Lake completed the turnarounds on time and on budget. Oil sands production was up 7% in the first six months of 2011 compared with the same period a year earlier. Steaming of new well pairs and the start-up of wedge wells at Foster Creek is anticipated to slightly impact volumes from currently producing wells, with gross production in the third quarter expected to average 112,000 bbls/d to 114,000 bbls/d. The company is steaming phase C at Christina Lake and expects production to begin in a few weeks. Cenovus anticipates third quarter gross production at Christina Lake to average between 18,000 bbls/d and 20,000 bbls/d. Conventional oil volumes were reduced in the quarter mainly due to flooding in southern Saskatchewan and a pipeline disruption caused by wild fires in northern Alberta.

“Despite the second quarter impacts on production, we continue to be comfortable with our total oil volume guidance for the year of about 130,000 barrels per day,” Ferguson said. “We’re looking forward to increased production from our oil sands projects as we continue to expand at both Foster Creek and Christina Lake. Our strong balance sheet and excellent cash flow allow the company to invest now in these two major oil sands assets, as well as other emerging projects, which will help drive an expected six-fold increase in oil sands production by the end of 2021.”

Capital spending on oil properties company-wide increased to $305 million, up $70 million from the second quarter a year earlier, reflecting the company’s accelerated development strategy for its oil assets. Most of the increased spending for oil sands in the second quarter was for the Foster Creek and Christina Lake expansions, which are progressing well. Despite weather challenges, capital investment in conventional oil increased in the second quarter as the company continued to shift funding away from natural gas. As outlined in the 10-year strategic plan updated last month, the company anticipates conventional oil production will increase to between 120,000 bbls/d and 130,000 bbls/d net by the end of 2016 from about 70,000 bbls/d currently.

Total cash flow was $939 million in the second quarter, ahead of the company’s expectations. Cenovus’s interest in two U.S. refineries accounted for most of the increase in cash flow compared with the same period in 2010. Refinery operations benefited from an increase in refined product prices and oil throughput at the refineries, which offset higher crude input costs. The refining margin more than doubled as gasoline and diesel fuel reflected higher global product prices. Cenovus expects continuing robust market conditions will contribute to strong refining operating cash flow for the rest of the year. On a full year basis, the company anticipates refining operating cash flow of $800 million to $1 billion.

Page 2	Q2 2011

“The exceptional results from our refining operations demonstrate the importance of our integrated strategy, which allows the company to participate in the full value chain from oil production through to the sale of transportation fuels,” Ferguson said. “Integrating our oil sands assets with heavy oil refining capacity also helps offset the adverse impact of wide heavy oil differentials on upstream profitability. This provides us with the reliable cash flow needed to develop our oil growth projects.”

Cash flow was also positively impacted after Cenovus received approval from the Alberta Department of Energy for capital investment to date in Foster Creek expansion phases F, G and H to be included in the operation’s current royalty calculation. Based on this acknowledgment of previous investment at Foster Creek, Cenovus’s royalty expense for the second quarter was lowered by approximately $65 million. The average royalty rate was 3.3% compared with an average rate of 19.0% in the second quarter of 2010.  The company expects the Foster Creek royalty rate for the year to be in the range of 13% to 15%.

Cenovus today provided an update to its guidance for full-year cash flow, reflecting stronger than expected refining results, as well as some other categories, including production and operating cost ranges. The new guidance information can be found at www.cenovus.com.

Floods, fires impact conventional oil production

Flooding in southern Saskatchewan forced Cenovus, like many other companies, to shut in wells. The company was unable to access much of its land in southern Saskatchewan to conduct maintenance or begin its spring drilling program due to unprecedented wet weather in the region. The flooding also impacted the pipeline which provides carbon dioxide (CO2) from North Dakota for enhanced oil recovery at Weyburn, cutting the supply of new CO2. In addition, the Weyburn operation experienced two power outages in the second quarter. This combined for a production decline of 1,750 bbls/d net at Weyburn. Production in the Lower Shaunavon and Bakken regions was down about 3,100 bbls/d in the quarter due to wet weather and flooding. Depending on weather conditions, Saskatchewan oil production in the third quarter is expected to recover and average slightly above first quarter 2011 levels.

Wild fires in northern Alberta forced a pipeline closure in May that curtailed production at Pelican Lake for about two weeks, including one week with no production. This reduced output by approximately 2,100 bbls/d in the second quarter. Pelican Lake production was reduced by an additional 600 bbls/d in the quarter due to pipeline volume restrictions as companies moved stored crude once the line reopened. Pelican Lake production has returned to normal and is expected to range between 20,000 bbls/d and 22,000 bbls/d in the third quarter.

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Effective January 1, 2011, Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Page 3	Q2 2011

Oil Projects

	Daily Production[1,2]
(Before royalties) (Mbbls/d)	2011			2010					2009
	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	54	50	58	51	52	50	51	51	38
Christina Lake	8	8	9	8	9	8	8	7	7
Oil sands total	63	58	67	59	61	58	59	59	44
Conventional oil
Pelican Lake	20	19	21	23	22	23	23	24	25
Weyburn	16	15	17	17	16	16	18	17	18
Other conventional oil & NGLs	30	29	32	30	31	31	29	31	31
Conventional total	67	64	71	70	69	70	70	72	74
Total oil	130	122	137	129	130	128	129	131	119

1 Totals may not add due to rounding.

2 Does not include volumes from the Senlac property, which was sold in the fourth quarter of 2009.

Oil sands

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial growth. The Foster Creek and Christina Lake operations use steam-assisted gravity drainage (SAGD) to drill and pump the oil to the surface. These two projects are operated by Cenovus and jointly owned with ConocoPhillips.

Production

•     Combined production at Foster Creek and Christina Lake declined 1% in the second quarter from the same period a year earlier due to planned turnarounds.

•     Foster Creek produced about 50,000 bbls/d net in the quarter, down 1% from a year earlier. The decline was the result of a planned turnaround, which reduced production by about 7,400 bbls/d for the quarter, which was about 600 bbls/d less than forecasted for the turnaround.

•     About 12% of current production at Foster Creek comes from 35 wedge wells. An additional 15 wedge wells are waiting to be brought on production in the second half of this year and the company plans to drill another 10 wedge wells at Foster Creek by year end. These single horizontal wells, drilled between existing SAGD well pairs, reach oil that would otherwise be unrecoverable. Wedge wells have the potential to increase overall recovery from the reservoir by 10%, while reducing the steam to oil ratio (SOR).

•     Christina Lake production averaged almost 7,900 bbls/d net in the quarter, a 2% increase from second quarter 2010. This increase was attributable to well optimizations and the continued ramp up of two new well pairs, which began producing late last year. The production increase was partially offset by a planned turnaround to bring phase C on line and tie in a portion of phase D, which affected volumes by 800 bbls/d in the quarter.

•     In addition to the one wedge well operating at Christina Lake, two more wedge wells were recently brought on production, with another expected to start producing soon.

Page 4	Q2 2011

Expansions

•     Cenovus received regulatory approval for Christina Lake phases E, F and G in April and partner approval for phase E later in the quarter. The three phases are expected to add 120,000 bbls/d of gross capacity, bringing total gross capacity at Christina Lake to 218,000 bbls/d by the end of 2017.

•     Cenovus began injecting steam at Christina Lake phase C ahead of schedule, with first production expected in the third quarter.

•     Construction of phase D at Christina Lake is 60% complete, slightly ahead of schedule and on budget. Most of the larger modules are already at site and the final components are now being completed at the company’s assembly yard in Nisku, Alberta. Initial production at phase D is expected to begin in early 2013.

•     Phases C and D are expected to boost gross production capacity at Christina Lake to 98,000 bbls/d from the current 18,000 bbls/d.

•     In June, the company received partner approval for Foster Creek expansion phases F, G and H. These phases are expected to increase gross capacity by 105,000 bbls/d to 225,000 bbls/d by the end of 2016.

•     Detailed engineering and site preparation, including the installation of metal pilings and the pouring of concrete, is already taking place for Foster Creek phase F. Assembly of pipe rack and equipment modules began in June at Cenovus’s Nisku module assembly yard.

•     Capital investment at Foster Creek and Christina Lake was a combined $198 million in the second quarter, a 45% increase from the same period in 2010.

Operating Costs

•     Operating costs at Foster Creek and Christina Lake averaged $13.24/bbl in the second quarter, a 19% increase from $11.17/bbl in the same period last year. Non-fuel operating costs were $11.40/bbl in the second quarter compared with $8.98/bbl in the same period a year earlier, a 27% increase. This was due to turnaround costs at the two facilities, reduced production, increased personnel for the new phases, as well as higher repair and maintenance expenses, partially offset by lower chemical and waste-handling costs.

•     Cenovus continued to achieve some of the best SORs in the industry with ratios of approximately 2.1 at Foster Creek and 2.3 at Christina Lake for a combined SOR of about 2.1 in the second quarter. This means approximately two barrels of steam are needed for every barrel of oil produced. As expected, the ratio was higher than the first quarter at Christina Lake due to steaming of the new phase C with its wells not yet producing.

•     A lower SOR means less natural gas is used to create the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

Future projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northern Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications.

•     A regulatory application for the Narrows Lake project, jointly owned with ConocoPhillips, is with the Alberta Energy Resources Conservation Board and Alberta Environment. The application is the first to include the option of using a combination of SAGD and solvent aided process (SAP) for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d, with initial production expected in 2016.

Page 5	Q2 2011

•     A SAGD pilot project is underway at the 100% owned Grand Rapids asset in the Greater Pelican Region. Steam injection began in December and the company continues to monitor the pilot to gain a better understanding of the reservoir. Cenovus plans to file a regulatory application for a commercial operation by the end of the year. Grand Rapids has the potential for production capacity of up to 180,000 bbls/d.

•     At the 100% owned Telephone Lake project in the Borealis Region, Cenovus plans to file a revised application in the fourth quarter of 2011 updating the initial 35,000 bbls/d application to 90,000 bbls/d.

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Since 2006, polymer has been injected along with a water flood to enhance production from this reservoir. Based on reservoir performance of the polymer flood, the company has initiated a new multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d by the end of 2016.

•     Pelican Lake produced about 19,000 bbls/d in the second quarter, a 17% decrease in production compared with the same period in 2010. Production was curtailed for about two weeks, including a complete shut down of seven days, after the Slave Lake wild fire forced the closure of a pipeline serving the facility. This reduced production by about 2,100 bbls/d for the quarter. There were further pipeline restrictions of 600 bbls/d due to companies moving stored crude through the line once operations resumed. These factors, combined with natural declines, led to overall production losses of approximately 3,900 bbls/d for the quarter compared with the same period a year earlier. The company expects increased production later this year as a result of additional investment in the polymer flood and infill wells drilled over the past months.

•     Operating costs at Pelican Lake averaged $13.40/bbl in the quarter, comparable to the same period of 2010.

•     Capital spending at Pelican Lake in the second quarter was $31 million, up 11% from the same period a year earlier. Spending was primarily related to infill drilling to advance the polymer flood, facility expansion and capital maintenance.

Other conventional

In addition to Pelican Lake, Cenovus has extensive oil operations in Alberta and Saskatchewan. These include the established Weyburn operation that uses CO2 to enhance recovery, the emerging Bakken and Lower Shaunavon tight oil assets in southern Saskatchewan as well as properties in southern Alberta.

•     The Weyburn operation produced approximately 15,000 bbls/d net in the quarter, down from about 18,000 bbls/d in the same period a year earlier. Output was hampered by wet weather and severe flooding in the region, which forced the company to shut down about 150 wells. Oil volumes were also negatively impacted after the pipeline that supplies CO2 to the Weyburn field was temporarily closed as a precaution due to the flooding. The weather issues, combined with two power outages and maintenance downtime, reduced production by approximately 2,200 bbls/d from the second quarter of 2010.

Page 6	Q2 2011

•                  Production at Lower Shaunavon averaged approximately 640 bbls/d in the second quarter as flooding greatly curtailed volumes. Cenovus had 34 horizontal wells and one vertical well producing in the second quarter and no additional wells were drilled in the quarter due to wet conditions. Given encouraging initial results from Lower Shaunavon and strong underlying fundamentals for light-medium oil, Cenovus is planning to drill an additional 55 wells by the end of this year.

•                  The company’s Bakken operations had 12 wells producing 1,394 bbls/d in the second quarter, including royalty volumes. Cenovus expects to drill 15 more wells later this year.

•                  The company anticipates combined production from the Lower Shaunavon and Bakken projects could reach 8,700 bbls/d by the end of 2011.

•                  Operating costs for Cenovus’s conventional oil and liquids operations increased 2% to $12.90/bbl in the second quarter compared with the same period in 2010. This was mainly due to difficult operating conditions brought on by heavy rain and flooding in the region during the quarter.

Natural Gas Projects

	Daily Production
(Before royalties) (MMcf/d)		2011				2010			2009
	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas[1]	654	654	652	737	688	738	751	775	837

1 Reflects production from the sale of non-core assets in the third quarter of 2010.

Cenovus has a large base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in the second quarter was approximately 654 million cubic feet per day (MMcf/d), a 13% decline from the same period a year ago. About half of this decline is attributable to the sale of non-core natural gas properties that accounted for about 41 MMcf/d of production in the second quarter of 2010. The remaining decline was due to the company shifting capital to oil development, expected natural production declines as well as wet and muddy conditions restricting access in the quarter.

•                  The company’s natural gas properties generated $173 million of operating cash flow in excess of the capital spent on them, helping to fund development of oil assets.

•                  Cenovus plans to manage declines in natural gas volumes, targeting a long-term production level of between 400 and 500 MMcf/d to match Cenovus’s future anticipated internal usage at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, ConocoPhillips. The Borger Refinery has gross coking capacity of 25,000 bbls/d. The Coker and Refinery Expansion (CORE) project at Wood River is adding 65,000 bbls/d of gross coking capacity, bringing the total capacity at Wood River to 83,000 bbls/d.

Page 7	Q2 2011

With the expected completion of the CORE project later this year, Cenovus’s Wood River Refinery will have an increased ability to process heavy crude oil feedstocks and produce a larger percentage of high value products. It is anticipated that operating cash flow at Wood River will improve by a minimum of US$200 million a year net to Cenovus once the project is fully operational. The company’s two refineries will then have a combined capacity to process as much as 275,000 bbls/d gross of heavy crude oil.

•                  Second quarter operating cash flow from refining operations was $322 million, compared with a $24 million deficiency in the same period last year. Refining benefited from higher market crack spreads, which increased to US$29.00/bbl from US$11.60/bbl at Chicago a year earlier. The locations of the company’s two refineries in Illinois and Texas also provided access to significant supplies of oil that were priced lower than the West Texas Intermediate (WTI) crude benchmark.

•                  In the second quarter, the two refineries produced approximately 422,000 bbls/d of refined products, an increase of 6% compared with the same period a year ago. Crude utilization, although affected by a storm-related power outage at Wood River for the last five days of the quarter, improved from the same period a year earlier when turnarounds and refinery optimization activities impacted operations.

•                  Refinery crude utilization averaged 90% or 406,000 bbls/d of crude throughput, up 7% compared with the second quarter of 2010.

•                  The CORE project was about 98% complete at the end of the second quarter. The company anticipates coker startup in the fourth quarter of 2011, when the company expects that CORE project expenditures will have reached approximately US$3.8 billion (US$1.9 billion net to Cenovus).

Financial

Dividend

The Cenovus Board of Directors declared a third quarter dividend of $0.20 per share, payable on September 30, 2011 to common shareholders of record as of September 15, 2011. Based on the July 25, 2011 closing share price on the Toronto Stock Exchange of $37.92, this represents an annualized yield of about 2.1%. Declaration of dividends is at the sole discretion of the Board.

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of the current and following years’ expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the two years after that. The company has approval for fixed price hedges on as much as 60% of net liquids production this year, up to 50% of net liquids production for the next year and 25% for each of the following two years although the company’s updated 10-year strategy calls for a reduction in oil hedging.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 110 MMcf/d of natural gas is consumed at the company’s SAGD and refinery operations, which is offset by the gas Cenovus produces. This natural hedge is considered when determining the company’s financial hedging limits.

Page 8	Q2 2011

Cenovus’s hedge positions at June 30, 2011 comprise:

•                  approximately 75% of expected 2011 natural gas production hedged; 379 MMcf/d at an average NYMEX price of US$5.69/Mcf, plus 110 MMcf/d of internal usage

•                  34,100 bbls/d, or approximately 26% of expected 2011 oil production hedged at an average WTI price of US$87.98/bbl and an additional 34,400 bbls/d, or another 26% of the year’s expected oil production, hedged at an average WTI price of C$90.10/bbl

•                  130 MMcf/d of natural gas hedged for 2012 at an average NYMEX price of US$5.96/Mcf and 127 MMcf/d of natural gas hedged for 2012 at an average AECO price of C$4.50/Mcf, plus internal usage

•                  18,000 bbls/d of 2012 oil production hedged at an average WTI price of US$98.04/bbl and an additional 18,000 bbls/d hedged at an average WTI price of C$98.52/bbl

•                  Cenovus had no fixed price commodity hedges in place for 2013.

Financial Highlights

•                  Cash flow in the second quarter was $939 million, or $1.24 per share diluted, compared with $537 million, or $0.71 per share diluted, a year earlier.

•                  Operating earnings were $395 million, or $0.52 per share diluted, compared with $143 million, or $0.19 per share diluted, for the same period last year. Both cash flow and operating earnings were higher because of improved operating cash flow from the company’s refineries and higher average crude oil sales prices.

•                  Cenovus’s realized after-tax hedging losses were $26 million in the second quarter. Cenovus received an average realized price, including hedging, of $72.22/bbl for its oil in the second quarter, compared with $59.11/bbl during the same quarter in 2010. The average realized price, including hedging, for natural gas in the quarter was $4.45/Mcf, 11% less than in 2010.

•                  Cenovus’s net earnings for the second quarter were $655 million compared with $183 million in the same period last year. Net earnings were positively affected by an unrealized after-tax hedging gain of $232 million, strong refining results and higher average sales prices for crude oil.

•                  Cenovus recorded a total income tax expense of $307 million in the second quarter, a $292 million increase over the same period last year partly because of higher income from its refining and marketing business and increased unrealized risk management gains.

•                  Capital investment during the quarter was $476 million, 7% more than in the second quarter of 2010.

•                  The company continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At June 30, 2011, the company’s debt to capitalization ratio was 28% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.1 times.

Page 9	Q2 2011

Earnings Reconciliation Summary

(for the period ended June 30) ($ millions, except per share amounts)	2011 Q2	2010 Q2	6 months 2011	6 months 2010

Net earnings Add back (losses) & deduct gains: Per share diluted	655 0.86	183 0.24	702 0.93	708 0.94

Unrealized mark-to-market hedging gain (loss), after tax	232	16	31	186

Non-operating foreign exchange gain (loss), after tax	26	14	65	16

Divestiture gain (loss), after tax	2	10	2	10

Operating earnings Per share diluted	395 0.52	143 0.19	604 0.80	496 0.66

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, July 26, 2011, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 1-888-231-8191 (toll-free in North America) or 1-647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on July 26, 2011, until midnight August 2, 2011, by dialing 1-800-642-1687 or 1-416-849-0833 and entering conference passcode 51921298. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Effective January 1, 2011, Cenovus adopted International Financial Reporting Standards (IFRS). Cenovus’s 2011 interim consolidated financial statements and the 2010 comparative information have been prepared under IFRS. The company’s consolidated financial statements for the year ending December 31, 2011 must use the IFRS standards in effect on December 31, 2011 and as a result, Cenovus’s IFRS accounting policies and the financial information prepared thereunder, are subject to change. Refer to our interim consolidated financial statements and associated MD&A for further information.

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates.

Page 10	Q2 2011

Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent MD&A available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” , “looking forward to”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including technology and procedures to reduce our environmental impact, and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

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The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access external sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, available at www.cenovus.com. Readers should also refer to “Risk Management” in our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan.

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The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $32 billion. For more information, visit www.cenovus.com.

Cenovus Contacts

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

Bill Stait	Reg Curren
Analyst, Investor Relations	Media Relations Advisor
403-766-6348	403-766-2004

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